Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266938

PROSPECTUS SUPPLEMENT NO. 5

(To Prospectus dated September 14, 2022)

23,648,889 SHARES OF COMMON STOCK

This prospectus supplement supplements the prospectus, dated September 14, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266938). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.02 of our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 2, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale of up to 23,648,889 shares of our common stock, $0.0001 per share (the “common stock”), by B. Riley Principal Capital II, LLC (“B. Riley” or the “selling stockholder”). The shares included in the Prospectus consist of shares of common stock that we have issued or that we may, in our discretion, elect to issue and sell to B. Riley, from time to time after the date of the Prospectus, pursuant to a Common Stock Purchase Agreement we entered into with B. Riley on August 11, 2022 (the “Purchase Agreement”), in which B. Riley has committed to purchase from us, at our direction, up to $75,000,000 of our common stock, subject to terms and conditions specified in the Purchase Agreement. Concurrently with our execution of the Purchase Agreement on August 11, 2022, we issued 171,008 shares of common stock to B. Riley as consideration for its irrevocable commitment to purchase shares of our common stock at our election in our sole discretion, from time to time after the date of the Prospectus, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement. See the section of the Prospectus titled “Committed Equity Financing” for a description of the Purchase Agreement and the section titled “Selling Stockholder” for additional information regarding the selling stockholder.

We are not selling any shares of common stock being offered by the Prospectus and will not receive any of the proceeds from the sale of such shares by B. Riley. However, we may receive up to $75,000,000 in aggregate gross proceeds from sales of our common stock to B. Riley that we may, in our discretion, elect to make, from time to time after the date of the Prospectus, pursuant to the Purchase Agreement.

B. Riley may sell or otherwise dispose of the shares of common stock included in the Prospectus in a number of different ways and at varying prices. See the section of the Prospectus titled “Plan of Distribution (Conflict of Interest)” for more information about how B. Riley may sell or otherwise dispose of the common stock being offered in the Prospectus. B. Riley is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

The common stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “RGTI.” On December 1, 2022, the last reported sales price of the common stock as reported on Nasdaq was $1.16 per share.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 20 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 2, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2022

RIGETTI COMPUTING, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40140	88-0950636
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

775 Heinz Avenue, Berkeley, California	94710
(Address of principal executive offices)	(Zip Code)

(510) 210-5550

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	RGTI	The Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	RGTIW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

On November 14, 2022, Rigetti Computing, Inc. (the “Company”) filed a Form 8-K (the “Original Form 8-K”) reporting under Item 5.02 the appointment of Rick Danis as the Company’s Interim President and Chief Executive Officer. Compensation arrangements and terms of service for Mr. Danis with respect to such role had not been determined as of the filing of the Original Form 8-K. This Current Report on Form 8-K/A is being filed solely for the purpose of amending the Original Form 8-K to provide a brief description of the letter agreement entered into with Mr. Danis on December 1, 2022, in connection with his appointment as Interim President and Chief Executive Officer. Except as expressly set forth herein, this Current Report on Form 8-K/A does not amend, modify or update the disclosures contained in the Original Form 8-K.

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously reported in the Original Form 8-K, on November 12, 2022 (the “Interim CEO Start Date”), the Company’s board of directors (the “Board”) appointed Rick Danis, the Company’s General Counsel and Corporate Secretary, as Interim President and Chief Executive Officer of the Company, effective as of such date and until a successor Chief Executive Officer has been appointed (the “Interim CEO Period”).

On December 1, 2022, the Company entered into a letter agreement (the “Interim CEO Letter”) with Mr. Danis, governing the terms of his service as the Company’s Interim President and Chief Executive Officer during the Interim CEO Period. During the Interim CEO Period, Mr. Danis’ base salary is increased to $83,333 per month. Mr. Danis is also eligible to receive a one-time bonus in the amount of $67,109.47, provided that, all of the stock options held by Mr. Danis as of the date of the Interim CEO Letter are exercised prior to the three-month anniversary of the date of the Interim CEO Letter.

Under the Interim CEO Letter, subject to the approval of the Board or an authorized committee thereof, Mr. Danis is eligible to receive the following restricted stock unit (“RSU”) awards: (i) a RSU award having a grant date fair value equal to $150,000 following the entry of the Interim CEO Letter (the “Initial RSU Award”); (ii) a RSU award having a grant date fair value equal to $250,000 following the end of the Interim CEO Period (the “End of Term RSU Award”); and (iii) a RSU award having a grant date fair value equal to $50,000 on each monthly anniversary of the Interim CEO Start Date starting with March 12, 2023 (each, an “Additional RSU Award”). Each of such RSU awards will be governed by the Company’s 2022 Equity Incentive Plan and a RSU award agreement adopted thereunder. Subject to Mr. Danis’ continued service with the Company through each applicable vesting date, the Initial RSU Award will vest in three equal monthly installments following the vesting commencement date; the End of Term RSU Award will vest in twelve equal monthly installments following the vesting commencement date; and each Additional RSU Award will fully vest at the end of the month following the applicable vesting commencement date. In the event of a change in control of the Company, the vesting of such RSU awards will be accelerated in full immediately prior to the consummation of such change in control, subject to Mr. Danis’ continued service with the Company through such date.

The foregoing is a summary only and does not purport to be a complete description of all of the terms, provisions and agreements contained in the Interim CEO Letter and is subject to and qualified in its entirety by reference to the complete text of the Interim CEO Letter, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Interim President and Chief Executive Officer Letter Agreement for Rick Danis, dated as of December 1, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 2, 2022

RIGETTI COMPUTING, INC.

By:	/s/ Brian Sereda
Brian Sereda
Chief Financial Officer